November 20, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk and Laura McKenzie

Re:	Cazoo Group Ltd. Schedule TO-I Filed November 3, 2023 File No. 005-92835

Dear Ms. Chalk and Ms. McKenzie:

On behalf of Cazoo Group Ltd. (the “Company”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 15, 2023 (the “Comment Letter”), regarding the Company’s Schedule TO-I which was filed on November 3, 2023 (the “Schedule TO”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), which reflects revisions in response to the Comment Letter. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO-I filed on November 3, 2023), all page references herein correspond to the page of Amendment No. 1.

Schedule TO filed November 3, 2023

Description of the Exchange Offer – Minimum Exchange Condition, page 51

1.	We note your disclosure relating to a “Scheme Transaction Trigger Event,” which indicates that unless holders of 100% of the Convertible Notes have agreed to tender, and not withdraw, their Convertible Notes by November 17, 2023, you will not complete the Exchange Offer and will instead pursue an English structuring plan or scheme of arrangement. In your response letter, please provide a detailed legal analysis explaining why you believe this Offer structure, including the November 17th deadline, complies with the requirement under Rule 13e-4(f)(1)(i) that the offer be open for 20 full business days.

Company response: The Company’s intention has always been to keep the Exchange Offer open for a minimum of 20 full business days, as required by Rule 13e-4(f)(1)(i), with expiration scheduled at 11:59 p.m., New York City time, on December 4, 2023. Holders of the Convertible Notes have full withdrawal rights during this entire offer period. If at the expiration of the 20 full business days, holders of 100% of the aggregate principal amount of the Convertible Notes have validly tendered and not withdrawn their Convertible Notes, and all other conditions to the Exchange Offer have been satisfied, the Company plans to complete the Exchange Offer and issue Offered Securities to the holders of the Convertible Notes.

We note the Company’s intention with respect to the duration of the Exchange Offer is referenced in various places throughout the Exchange Offer Memorandum dated November 3, 2023:

●	Cover page

“The Exchange Offer (as defined below) will expire at 11:59 p.m., New York City time, on December 4, 2023, unless extended or earlier terminated by the Company (such date and time, as they may be extended, the “Expiration Deadline”). To be eligible to receive the Offered Securities, Eligible Holders (as defined herein) must validly tender their Convertible Notes at or prior to 11:59 p.m., New York City time, on December 4, 2023, unless extended by the Company. Tenders of Convertible Notes may be validly withdrawn at any time at or prior to the Expiration Deadline, except as such Expiration Deadline may be extended by the Company (such date and time, as they may be extended, the “Withdrawal Deadline”).”

●	Cover page and pages v, viii, 5, 38-39, 51

“As a result, if you do not tender your Convertible Notes in the Exchange Offer of if the Exchange Offer is not completed due to failure to satisfy the Minimum Exchange Condition, your Convertible Notes, subject to the sanction of the English court will likely still be exchanged into the Offered Securities pursuant to a Scheme Transaction.”

●	Page ii

“Eligible Holders who validly tender on or before the Expiration Deadline and do not validly withdraw their Convertible Notes, and whose Convertible Notes are accepted by the Company for exchange, will receive the Exchange Consideration on the Closing Date.”

“Upon the terms and subject to the conditions set forth in this Offering Memorandum, Eligible Holders that validly tender Convertible Notes at or prior to 11:59 p.m., New York City time, on December 4, 2023 (the “Expiration Deadline”) and who do not validly withdraw tendered Convertible Notes at or prior to the Withdrawal Deadline, and whose Convertible Notes are accepted for exchange by the Company, will receive Exchange Consideration equal to (1) $317.46 of New Notes and (2) 7.08 Class A ordinary shares per $1,000 principal amount of Convertible Notes, subject to any rounding as described herein.”

●	Page vii, xvii

“Withdrawal Deadline	11:59 p.m., New York City time, on December 4, 2023, unless extended with respect to the Exchange Offer.

Expiration Deadline	11:59 p.m., New York City time, on December 4, 2023, unless extended with respect to the Exchange Offer.”

●	Page vii

“Tenders of Convertible Notes in the Exchange Offer may be validly withdrawn at any time at or prior to 11:59 p.m., New York City time, on December 4, 2023, unless extended by the Company, but will thereafter be irrevocable.”

●	Page viii

“For an Eligible Holder to tender Convertible Notes validly pursuant to the Exchange Offer, (1) an Agent’s Message must be received by the Exchange Agent via ATOP (as defined below) and (2) tendered Convertible Notes must be transferred pursuant to the procedures for book-entry transfer described below and a confirmation of such book-entry transfer must be received by the Exchange Agent at or prior to the Expiration Deadline.”

“If the Exchange Offer is not completed, the Company will implement the Exchange Offer through a Scheme Transaction.”

●	Page xvii

“IMPORTANT DATES AND TIMES

Date	Calendar Date	Event
Commencement of the Exchange Offer	November 3, 2023.	Exchange Offer commenced and Offering Memorandum made available to Eligible Holders.

Scheme Incentive Deadline	11:59 p.m., New York City time, on November 17, 2023, unless extended.	Deadline for Eligible Holders to receive the Scheme Transaction Incentive in connection with any Scheme Transaction by submitting a validly completed executed joinder to the Transaction Support Agreement in the form attached hereto as Appendix V to the Company at legal@cazoo.co.uk or entering into a validly completed executed Alternative Tender Agreement.

Withdrawal Deadline	11:59 p.m., New York City time, on December 4, 2023, unless extended.	Deadline for Eligible Holders to withdraw their Convertible Notes.

Expiration Deadline	11:59 p.m., New York City time, on December 4, 2023, unless extended.	Deadline for Eligible Holders to validly tender Convertible Notes in order to be eligible to receive the Exchange Consideration.

Closing Date	Expected to occur promptly after the Expiration Deadline (as may be extended by the Company at its sole option and subject to the terms of the Transaction Support Agreement).	Payment of the applicable New Notes and New Shares delivered in exchange for the Convertible Notes validly tendered (and not validly withdrawn) and accepted for exchange by the Company. Interest will cease to accrue on the Closing Date for all Convertible Notes accepted in the Exchange Offer on the Closing Date.

●	Page 51

“Upon the terms and subject to the conditions set forth in this Offering Memorandum, Eligible Holders that validly tender Convertible Notes at or prior to the Expiration Deadline, and whose Convertible Notes are accepted for exchange by the Company, will receive the Exchange Consideration.”

“The “Expiration Deadline” for the Exchange Offer is 11:59 p.m., New York City time, on December 4, 2023, unless extended, in which case the Expiration Deadline will be such time and date to which the Expiration Deadline is extended.”

●	Page 54

“Subject to the satisfaction or waiver of the conditions to the Exchange Offer, including the Minimum Exchange Condition, the Company will accept for exchange the Convertible Notes validly tendered and not validly withdrawn as of the Expiration Deadline.”

The November 17th deadline was not intended to represent a date on which the Company would terminate the Exchange Offer. Instead, the November 17th deadline was relevant to a Scheme Transaction in the following two respects in the event that the Exchange Offer was not completed in accordance with its terms:

(1) Scheme Incentive – The holders of the Convertible Notes consist of 10 institutional investors. The holders of the Convertible Notes that initially entered into the Transaction Support Agreement, who together hold over 75% of the aggregate principal amount of the Convertible Notes, agreed among themselves that an incentive should apply in the context of a potential Scheme Transaction. The resulting Scheme Incentive would have provided holders of the Convertible Notes who became a party to the Transaction Support Agreement or an Alternative Tender Agreement by November 17, 2023 with an incentive in the form of additional allocations of New Notes in the event the Exchange Offer was not completed in accordance with its terms and a Scheme Transaction was ultimately utilized. Given that the Scheme Incentive would have led to a reduction in the total principal amount of the New Notes, the concept of the Scheme Incentive was acceptable to the Company.

(2) Commencement of preparations for a Scheme Transaction - The November 17, 2023 deadline was also intended to notify holders of Convertible Notes that following such date, the Company would commence the preparation of necessary documentation so as to enable it to issue the New Notes and the New Shares through an English restructuring plan or scheme of arrangement, should the Exchange Offer not be completed in accordance with its terms. Because the duration of a Scheme Transaction is typically three months and can be materially more from commencement of work to finalization of the Scheme Transaction, the Company and the other parties to the Transaction Support Agreement believed it would be prudent to pick a date to begin preparatory work for a Scheme Transaction prior to the expiration date of the Exchange Offer in order to prevent delay in the event that the Exchange Offer was not completed in accordance with its terms and the Company had to shift to implementing a Scheme Transaction. Additionally, commencing the preparation of the Scheme Transaction documentation in parallel, and prior to the Expiration Deadline, would give the Company the option of extending the Exchange Offer to allow more time for remaining holders of 100% of the aggregate principal amount of the Convertible Notes to validly tender their Convertible Notes and complete the Exchange Offer in accordance with its terms (and not utilize a Scheme Transaction).

In no event was the November 17, 2023 date intended to change the fact that the Exchange Offer must remain open for a full 20 business days, and in no event did the parties intend to ever terminate the Exchange Offer on November 17, 2023. For example, in the “Important Dates and Times” section on page xvii of the Exchange Offer Memorandum, November 17, 2023 is mentioned solely as the deadline for holders to be able to obtain the Scheme Incentive

If the holders of less than 100% of the Convertible Notes had become party to the Transaction Support Agreement or an Alternative Tender Agreement by November 17, 2023, the Exchange Offer would still have continued to completion on December 4, 2023 (for the full 20 business days), and if 100% of the Convertible Notes were tendered in the Exchange Offer by December 4, 2023 the Company intended to close the Exchange Offer (and not utilize a Scheme Transaction). Given the parties’ interest in consummating the transactions contemplated by the Exchange Offer quickly, even if Scheme Transaction preparation work had begun, the parties much preferred to consummate an Exchange Offer after 20 business days (on December 4, 2023) rather than having to wait to consummate a Scheme Transaction which could take three months or more.

In response to the Staff’s comment, the Company has revised the disclosure on pages v, 3, 4, 51, 68 and 70 of the Exchange Offer Memorandum to clarify that in no event will the Exchange Offer remain open for less than full 20 business days and that following a Scheme Transaction Trigger Event, the Company would on that date commence preparations to implement a Scheme Transaction that would be utilized in the event that the Exchange Offer was not completed in accordance with its terms.

Description of the Transactions and the Transaction Agreements – Transaction Support Agreement, page 68

2.	With a view toward additional disclosure, please clarify how Convertible Notes that are validly tendered, and not withdrawn, by a holder who is not a party to the Transaction Support Agreement or an Alternative Tender Agreement will be treated if you pursue a Scheme Transaction, including with respect to the Scheme Transaction Incentive. Please also disclose any plans in the event you pursue a Scheme Transaction but do not receive the sanction of an English court for such transaction.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages vi, 5 and 68 of the Exchange Offer Memorandum to clarify that if the Exchange Offer is not completed in accordance with its terms and the Company instead pursues and implements a Scheme Transaction which is sanctioned by an English court, all Convertible Notes will be exchanged for Offered Securities. In that situation, any holder of the Convertible Notes who validly tendered and did not withdraw their Convertible Notes in connection with the Exchange Offer but did not execute a joinder to become a party to the Transaction Support Agreement or become a party to an Alternative Tender Agreement with the Company by November 17, 2023, will receive their pro rata portion of the New Shares and their pro rata portion of up to $180 million of the New Notes but will not receive any portion of the remaining $20 million of the New Notes representing the Scheme Transaction Incentive.

The Company has also revised the disclosure on the cover page and pages vi, viii, 5 and 51 of the Exchange Offer Memorandum to clarify that if the Company pursues a Scheme Transaction but then the Scheme Transaction does not get sanctioned by an English court, the Transaction Support Agreement would terminate, and the Company and the holders of the Convertible Notes would likely continue discussions regarding potential options for restructuring the Convertible Notes.

General

3.	Please provide a brief statement of the accounting treatment of the offer, or advise in your response letter to explain why you do not believe it is material in the context of this offer. See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item 1004(a)(1)(xi) of Regulation M-A.

Company response: In response to the Staff’s comment, the Company has added disclosure on page 60 of the Offering Memorandum to describe the accounting treatment of the Exchange Offer.

4.	Please revise Item 7 of the Schedule TO to reflect that the information on borrowed funds corresponds to Item 1007(d) of Regulation MA. Refer to Item 7 of Schedule TO.

Company response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1 to update “Item 7(c)” to “Item 7(d)”.

We thank the Staff for its review of the foregoing and the Schedule TO. If you have further questions or comments, please feel free to contact me at 212-284-4926 or Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob

cc:	Alex Chesterman
Paul Whitehead
Paul Woolf
Cazoo Group Ltd
Frank R. Adams
Ashley Butler
Ade Heyliger
Weil Gotshal & Manges LLP

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